UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Kenneth J. Winemaster

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

William Buzogany, Esq.

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933G202	13D	Page 2 of 5

1	NAME OF REPORTING PERSON Kenneth J. Winemaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,225,768
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,225,768
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%[1]
14	TYPE OF REPORTING PERSON* IN

[1]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of November 30, 2017, there were 18,926,852 shares of Common Stock outstanding (including (i) 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement between the Issuer and Weichai America Corp, (ii) 4,771,248 shares of Common Stock issued to Weichai America Corp. on November 30, 2017 pursuant to the Exchange Agreement between the Issuer and Weichai America Corp., and (iii) 493,466 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors (which are subject to forfeiture pursuant to certain vesting requirements).

Item 1.	Security and Issuer

This constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D relating to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on May 9, 2011, as amended by Amendment No. 1 to Schedule 13D, filed on September 24, 2012, as further amended by Amendment No. 2 to Schedule 13D filed on December 19, 2012, as further amended by Amendment No. 3 to Schedule 13D, filed on March 14, 2013, as further amended by Amendment No. 4 to Schedule 13D, filed on March 26, 2013, as further amended by Amendment No. 5 to Schedule 13D filed on July 25, 2013, as further amended by Amendment No. 6 filed on March 27, 2017 (the “Schedule 13D”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, Illinois 60191.

This Amendment No. 7 is being filed by Kenneth J. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Except for information provided in Amendment No. 2 to this Schedule 13D, all information pertaining to the identity and background of the Reporting Person remains the same.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Issuer reported on Form 8-K (as filed with the Securities and Exchange Commission on December 5, 2017) that, pursuant to a Securities Exchange Agreement dated as of November 30, 2017 between the Issuer and Weichai America Corp., Weichai America Corp. had been issued 4,771,248 shares of Common Stock in exchange for 2,385,624 shares of Series B Preferred Stock (which had been convertible into Common Stock on the basis of two shares of Common Stock for each share of Series B Preferred Stock) held by Weichai America Corp. (the “Exchange”). As a result of the Exchange, the number of shares of the Issuer’s currently outstanding Common Stock increased and the percentage ownership of Common Stock of the Reporting Person decreased as described in this amendment. Additionally, in connection with the Exchange, the Stock Pledge Agreement dated as of March 31, 2017, by and among Weichai America Corp., the Reporting Person and Gary Winemaster was terminated. Also on November 30, 2017, in connection with the Exchange, the Issuer, Weichai America Corp., the Reporting Person and Gary Winemaster entered into a letter agreement pursuant to which they waived certain voting provisions relating to the conversion of the Series B Preferred Stock and the delivery of consents and proxies in connection therewith.

On November 28, 2107, the Board of Directors of the Issuer granted to the Reporting Person a total of 45,223 restricted shares of Common Stock pursuant to the terms of the Issuer’s Key Employee Retention Plan. One-half of these restricted shares will vest on March 31, 2018 and the remaining half will vest on March 31, 2019.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as set forth below:

(a), (b) The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of November 30, 2017, there were 18,926,852 shares of Common Stock outstanding (including (i) 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement between the Issuer and Weichai America Corp., (ii) 4,771,248 shares of Common Stock issued to Weichai America Corp. on November 30, 2017 pursuant to the Exchange Agreement between the Issuer and Weichai America Corp., and (iii) 493,466 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors (which are subject to forfeiture pursuant to certain vesting requirements). Based on the foregoing, the 2,225,768 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person, represent approximately 11.8% of the Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2017

By: /s/ Kenneth J. Winemaster

Name: Kenneth J. Winemaster